SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 000-21775
                                                                       ---------

                                             NOTIFICATION OF LATE FILING


       (Check One):[X] Form 10-KSB [ ] Form 11-K [ ] Form 20F [] Form 10-QSB [ ]
[ ] Form N-SAR

       For Period Ended: June 30, 1997
                         -------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

       For the Transition Period Ended:
                                        ----------------------------------------

       READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the  notification  relates to a portion of the filing  checked  above,
identify     the     item(s)    to    which    the     notification     relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: THINK New Ideas, Inc..
                         ----------------------

Former name if applicable:_____________________.

Address of principal executive office (Street and number)
                               45 West 36th, Street, 12th Floor
City, state and zip code       New York, New York 10018


                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                     FORM 12b-25

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Form 10-KSB for the period ended June 30, 1997 could not be filed by the Registrant by the required due date because of the need to verify certain information and provide additional disclosure relating to the Registrant's acquisition of certain business operations during Fiscal 1997 and having ceased operation of certain of its subsidiaries. The Registrant expects to file its completed form 10-KSB within the extension period provided herein.


                                     PART IV
                                OTHER INFORMATION

         1.  Name  and  telephone  number of person to contact in regard to this
notification: Melvin Epstein        (201)                        941-1693
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                 (Name)           (Area code)                (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X]  Yes  [ ] No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes  [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's results of operations are expected to reflect in fiscal 1997 significant losses relating to the Registrant's acquisition of certain business operations during fiscal 1997 and having ceased operations of certain subsidiaries.

                             THINK New Ideas, Inc..
                             ----------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date      09/29/97                      By /s/ Melvin Epstein
     ----------------------             -----------------------------
         September 29, 1997             Printed Name: Melvin Epstein

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional   misstatements  or  omissions  of  fact  constitute  Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

       1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

       2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

       3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

       4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

       5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.